UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49382L108

(CUSIP Number)

Ezra Dabah

200 Park Avenue South, 3rd Floor

New York, New York 10003

(212) 399-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49382L108	Schedule 13D	Page 2 of 10

Introductory Note

The Reporting Persons (as defined in Item 2 below) previously reported beneficial ownership of Common Stock (as defined in Item 1 below) of Kidpik Corp. in a Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Statement on Schedule 13D because, as a result of changes to the voting power over the shares held by the Reporting Persons (as discussed below), the Reporting Persons may be deemed to have acquired beneficial ownership of more than 2% of the outstanding Common Stock of Kidpik Corp. during the preceding twelve months.

CUSIP No. 49382L108	Schedule 13D	Page 3 of 10

1.	Name of Reporting Person Ezra Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,941,737 shares (1)
	8.	Shared Voting Power 252,967 shares (2)
	9.	Sole Dispositive Power 1,925,770 shares
	10.	Shared Dispositive Power 252,967 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,704 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 67.5% (3)
14.	Type of Reporting Person IN

(1)	Includes (1) 1,925,770 shares of common stock of Kidpik Corp. (the “Company” or the “Issuer”), par value $0.001 per share (“Common Stock”) held directly in the name of Mr. Dabah; and (2) 3,015,967 shares of Common Stock, which Mr. Dabah has the sole right to vote, pursuant to a Voting Agreement entered into on September 1, 2021, between Mr. Dabah, his children, his brother and his brother’s wife and certain entities controlled by his brother, his sister, a trust in the name of his son-in-law, and the Trusts (defined below), and an irrevocable proxy provided by each of the parties to the Voting Agreement to Mr. Dabah in connection therewith (the “Voting Agreement”). The Voting Agreement remains in effect until the earlier of (a) August 31, 2024; (b) the death of Mr. Dabah; (c) as to any individual party subject to the Voting Agreement, the date they no longer hold any Common Stock; and (d) the date that Mr. Dabah has provided notice to any shareholder that they are no longer subject to the Voting Agreement.

(2)	Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife (as disclosed below), which Mr. Dabah is deemed to have shared voting and dispositive rights over.

(3)	All holdings above are as of May 17, 2022, based on 7,694,861 outstanding shares of Common Stock as of such date, as confirmed by the Issuer’s Transfer Agent on such date, together with shares of Common Stock which are required to be issued by the Company upon the May 15, 2022 vesting of certain Restricted Stock Units (net of certain shares forfeited to the Company in lieu of taxes due thereon).

CUSIP No. 49382L108	Schedule 13D	Page 4 of 10

1.	Name of Reporting Person Renee Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 252,967 shares (1)
	9.	Sole Dispositive Power 252,967 shares
	10.	Shared Dispositive Power 1,508,408 shares (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,104,342 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 26.2% (3)
14.	Type of Reporting Person IN

(1)	Represents shares of Common Stock held individually by Renee Dabah, which Mr. Dabah is deemed to have shared voting and dispositive rights over as a result of their status as husband and wife.

(2)	Includes shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (collectively, the “Trusts”). Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed below in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares.

(3)	All holdings above are as of May 17, 2022, based on 7,694,861 outstanding shares of Common Stock as of such date, as confirmed by the Issuer’s Transfer Agent on such date, together with shares of Common Stock which are required to be issued by the Company upon the May 15, 2022 vesting of certain Restricted Stock Units (net of certain shares forfeited to the Company in lieu of taxes due thereon).

CUSIP No. 49382L108	Schedule 13D	Page 5 of 10

1.	Name of Reporting Person Raine Silverstein
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 1,508,408 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,508,408 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 19.6% (2)
14.	Type of Reporting Person IN

(1)	Represents 1,508,408 shares of Common Stock which Raine Silverstein shares dispositive control over as co-trustee of the Trusts. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, below, and as such, Mr. Dabah holds the sole voting rights to such shares.

(2)	All holdings above are as of May 17, 2022, based on 7,694,861 outstanding shares of Common Stock as of such date, as confirmed by the Issuer’s Transfer Agent on such date, together with shares of Common Stock which are required to be issued by the Company upon the May 15, 2022 vesting of certain Restricted Stock Units (net of certain shares forfeited to the Company in lieu of taxes due thereon).

CUSIP No. 49382L108	Schedule 13D	Page 6 of 10

Item 1. Security and Issuer

This Statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Kidpik Corp., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 200 Park Avenue South, 3rd Floor, New York, New York, 10003.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Ezra Dabah, Renee Dabah and Raine Silverstein, each individuals (collectively, the “Reporting Persons”). Ezra and Renee Dabah are husband and wife. Raine Silverstein is Ezra Dabah’s mother-in-law and Renee Dabah’s mother.

(b) The principal business address of each of the Reporting Persons is 200 Park Avenue South, 3rd Floor, New York, New York, 10003.

(c) The principal business of Ezra Dabah is the Chief Executive Officer of the Company and the Chief Executive Officer of Nina Footwear Corp., a wholesaler of women’s and kids’ shoes and accessories. The principal business of Renee Dabah is private investor and principal business of Raine Silverstein is private investor. Mr. Dabah also serves as the Chairman of the Board of Directors of the Company.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Effective on May 15, 2022, a total of 42,333 restricted stock units (RSUs) granted to Moshe Dabah, the son of Ezra and Renee Dabah, and the Vice President, Chief Operating Officer and Chief Technology Officer of the Company, vested to Moshe Dabah, and were settled in shares of Common Stock. Effective on May 15, 2022, 2,922 of such shares of Common Stock issuable upon vesting of the RSUs were forfeited to the Company to satisfy tax withholding obligations associated with the vesting of such 42,333 RSUs.

The 39,411 net shares of Common Stock issuable to Moshe Dabah as a result of the vesting of the RSUS are subject to the Voting Agreement discussed below in Item 6, and incorporated into this Item 3 by reference, over which Ezra Dabah has voting control.

Moshe Dabah holds an additional 84,667 RSUs, which provide for the contingent right to receive, at settlement, one share of Common Stock, and which vest to Moshe Dabah at the rate of ½ of such RSUs on each of May 15, 2023 and May 15, 2024, subject to Moshe Dabah’s continued service with the Company on such dates.

CUSIP No. 49382L108	Schedule 13D	Page 7 of 10

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Ezra Dabah, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 49382L108	Schedule 13D	Page 8 of 10

Item 5. Interest in Securities of the Issuer

The information provided in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference herein.

(a) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(b) The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Ezra Dabah	4,941,737	(1)	252,967	(2)	1,925,770		252,967	(2)
Renee Dabah	—		252,967	(2)	252,967	(2)	1,508,408	(2)(3)
Raine Silverstein	—		—		—		1,508,408	(2)(3)

(1) Includes shares of Common Stock subject to the Voting Agreement discussed in Item 6, below.

(2) Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife, which Mr. Dabah and Mrs. Dabah are deemed to have shared voting and dispositive rights over.

(3) Includes shares of Common Stock which Renee Dabah and Raine Silverstein share dispositive control over as co-trustees of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares, while Renee Dabah and Raine Silverstein share the right to dispose of such securities.

(c) Except for the indirect acquisition of voting rights over shares of Common Stock in connection with the vesting of the RSUs disclosed in Item 3 of this Schedule 13D, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, or in connection with the shares of Common Stock not held of record by the Reporting Persons, but discussed below under Item 6, in connection with the Voting Agreement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

CUSIP No. 49382L108	Schedule 13D	Page 9 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Voting Agreement

Pursuant to a Voting Agreement entered into on September 1, 2021, Ezra Dabah’s children, Moshe Dabah, who is also the Company’s Vice President, Chief Operating Officer and Chief Technology Officer, Eva Dabah, Joia Kazam, Chana Rapaport and Yaacov Dabah; the Josh A. Kazam Irrevocable Trust, the beneficiary of which is the son-in-law of Mr. Ezra Dabah, whose trustee is Greg Kiernan; Gila Goodman, who is the sister of Ezra Dabah; Isaac Dabah, who is the brother of Ezra Dabah, and uncle of Moshe Dabah and his spouse; GMM Capital LLC, an entity which Isaac Dabah controls; and Sterling Macro Fund, an entity which Isaac Dabah controls and the Trusts (as defined above on the cover pages hereof) in the names of Mr. Dabah’s children, and which are beneficially owned by Renee Dabah and Rain Silverstein, as co-trustees thereof, provided complete authority to Ezra Dabah to vote the shares of common stock held by such persons and entities at any and all meetings of stockholders of the Company and via any written consents. The Voting Agreement has a term of three years, through August 31, 2024, but can be terminated at any time by Mr. Dabah and terminates automatically upon the death of Mr. Dabah. In connection with their entry into the Voting Agreement, each of the other parties thereto provided Mr. Dabah an irrevocable voting proxy to vote the shares covered by the Voting Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Voting Agreement, dated and effective September 1, 2021 by and among Ezra Dabah, and each of Eva Yagoda, Joia Kazam, Moshe Dabah, Chana Rapaport, Yaacov Dabah, Gila Goodman, the Josh A. Kazam Irrevocable Grantor Trust, GMM Capital LLC, Isaac and Ivette Dabah, Sterling Macro Fund, the u/a/d 02/02/1997, Trust FBO Eva Dabah; the u/a/d 02/02/1997, Trust FBO Joia Kazam; the u/a/d 02/02/1997, Trust FBO Moshe Dabah; the u/a/d 02/02/1997, Trust FBO Chana Dabah; and the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (Filed as Exhibit 10.55 to the Registration Statement on Form S-1A (Amendment No. 1, filed by Kidpik Corp. with the Securities and Exchange Commission on October 29, 2021, and incorporated by reference herein)( 333- 260101)
2.	Joint Filing Agreement of the Reporting Persons dated May 17, 2022 (Filed herewith)

CUSIP No. 49382L108	Schedule 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2022

Ezra Dabah

By:	/s/ Ezra Dabah
Ezra Dabah

Renee Dabah

By:	/s/ Renee Dabah
Renee Dabah

Raine Silverstein

By:	/s/ Raine Silverstein
Raine Silverstein